UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

MONITRONICS INTERNATIONAL, INC.

(Name of Applicant)*

1990 Wittington Place

Farmers Branch, Texas

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023	Up to $585,000,000**

Approximate date of proposed public offering:

January 11, 2018

Copies to:
William E. Niles	David J. Miller
1990 Wittington Place	Latham & Watkins LLP
Farmers Branch, Texas	811 Main Street, Suite 3700
(972) 243-7443	Houston, Texas 77002
(Name and Address of Agent for Service)	(713) 546-5400

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

*                 The Co-Applicants listed on the following page are also included in this application as Applicants. The following direct subsidiaries of Monitronics International, Inc. (the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the 5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023 (the “New Notes”) as of the date of issuance of the New Notes and are co-applicants on this application.

**          Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

Table of Co-Applicants

Name of Guarantor

MIBU Servicer Inc.

MI Servicer LP, LLC

Monitronics Canada, Inc.

Monitronics Funding LP

Monitronics Security LP

Platinum Security Solutions, Inc.

Security Networks LLC

LiveWatch Security, LLC

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed by the Applicants solely for the purpose of adding the delaying amendment language to the cover page of the Applicants’ Form T-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2018 (the “Form T-3”). This Amendment is not intended to amend or delete any other part of the Form T-3. All other information set forth in the Form T-3 is unchanged and has been omitted from this Amendment.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Monitronics International, Inc., a corporation organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Farmers Branch, and State of Texas, on the 19th day of December, 2018.

(SEAL)		MONITRONICS INTERNATIONAL, INC.

Attest:	/s/ Jeffrey Gardner	By:	/s/ William E. Niles

	Name: Jeffrey Gardner		Name:	William E. Niles
	Title: Chief Executive Officer		Title:	Executive Vice President and Secretary

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Farmers Branch, and State of Texas, on the 19th day of December, 2018.

(SEAL)		MIBU SERVICER INC. MI SERVICER LP, LLC MONITRONICS CANADA, INC. MONITRONICS FUNDING LP MONITRONICS SECURITY LP PLATINUM SECURITY SOLUTIONS, INC. SECURITY NETWORKS LLC LIVEWATCH SECURITY, LLC

Attest:	/s/ Jeffrey Gardner	By:	/s/ William E. Niles

	Name: Jeffrey Gardner		Name:	William E. Niles
	Title: Chief Executive Officer		Title:	Executive Vice President and Secretary

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